40-33

Fidelity INVESTMENTS

Mark C. Jensen
Vice President
Associate General Counsel

811-04008
(Fidelity Investment Trust)
Branch 17

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 06 2007
WASH., D.C.
186

September 5, 2007

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Att'n: Filing Desk
100 F Street NE
Washington, DC 20549

Re: Kurz v. Fidelity Management & Research Company, et al.
US District Court, Southern District of Illinois, No. 07-592-WDS

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, I hereby enclose a copy of the complaint in the above-referenced matter naming Fidelity Management & Research Company and FMR Co, Inc., which act as investment advisors to registered investment companies.

Please feel free to contact me should you have any questions.

Sincerely,

Mark Jensen

Enclosures

PROCESSED
SEP 20 2007
THOMSON
FINANCIAL

[redacted]

07060332

FMR Corp. Legal Department
82 Devonshire Street F6C
Boston, MA 02109-3614
Phone: 617 563-5292
Fax: 617 385-1308
mark.jensen@fmr.com

United States District Court

SOUTHERN DISTRICT OF ILLINOIS

ACP 8/29/07 RW

DAVID KURZ, on behalf of himself and all others similarly situated,

V.

FIDELITY MANAGEMENT & RESEARCH COMPANY, and FMR CO., INC.,

SUMMONS IN A CIVIL CASE

CASE NUMBER: 07-592-WDS

TO: (Name and address of defendant)

FMR CO., INC,
Registered Agent: Diane Brown
82 Devonshire Street
Mailzone F6B
Boston, MA 02109

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

Steven A. Katz
Korein Tillery LLC
505 North 7th Street, Ste. 3600
St. Louis, MO 63101

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

NORBERT G. JAWORSKI
CLERK

DATE 8/20/2007

Tammy McManus
(BY) DEPUTY CLERK

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

DAVID KURZ, on behalf of himself and all others similarly situated, Plaintiff, v. FIDELITY MANAGEMENT & RESEARCH COMPANY; and FMR CO., INC., Defendants.	Case No. 07-592-WDS CLASS ACTION SOUGHT

CLASS ACTION COMPLAINT

Plaintiff David Kurz, on behalf of himself and all others similarly situated, brings this class action against Fidelity Management & Research Company ("Fidelity"), and FMR Co., Inc. ("FMR"), (collectively "Defendants") for breach of contract.

I. JURISDICTION AND VENUE

1. This is a class action for breach of contract where the amount in controversy, as defined by 28 U.S.C. § 1332 (d)(6), exceeds $5,000,000 (five million dollars), exclusive of interest and costs. In addition, this Court has original jurisdiction, based on diversity of citizenship, pursuant to 28 U.S.C. §1332(d)(2)(a), as one member of the class of Plaintiffs is a citizen of a state different from any Defendant.

2. This judicial district is the proper venue pursuant to 28 U.S.C. §§ 1391(a)(2) and (3). A substantial part of the events or omissions giving rise to Plaintiff's claims occurred in this district and the Defendants are subject to personal jurisdiction in this district. More specifically, (1) Plaintiff resides in Trenton, Illinois; (2) Plaintiff received his Fidelity account statements in Trenton, Illinois;

(3) Plaintiff sent correspondence to Fidelity from Trenton, Illinois, and (4) Plaintiff called Fidelity with questions regarding his Fidelity accounts from Trenton, Illinois. Trenton, Illinois lies within the territorial jurisdiction of the United States District Court of Southern Illinois.

3. Additionally, Fidelity conducts substantial business in Illinois, including, but not limited to, (1) operating five Investor Centers in Illinois; (2) hosting seminars for its Illinois customers throughout Illinois; (3) acting as investment manager for the State Universities Retirement System of Illinois; (4) acting as a 403(b) approved vendor for the University of Illinois; (5) acting as a 403(b) approved vendor for the Northern Illinois University; and (6) contributing to political organizations in Illinois. Through these business conducts, Fidelity has sufficient minimum contacts with the State of Illinois such that the assumption of jurisdiction will not offend traditional notions of fair play and substantial justice.

II. THE PARTIES

4. Plaintiff is a former client of Fidelity, a registered investment advisor, in investment portfolios created, managed, and advised by Fidelity and FMR. Plaintiff is an individual and at all times pertinent, was a citizen of the state of Illinois.

5. Fidelity and FMR are registered investment advisers (or affiliated persons of investment advisers). They create, manage, and advise a number of investment portfolios, including the portfolios invested in by Plaintiff. At all times relevant to this Complaint, Fidelity and FMR were authorized to do business, and were doing business in the state of Illinois.

6. All conditions precedent to the filing of this action have been performed, excused, or waived.

III. THE OBLIGATION OF BEST EXECUTION

7. In managing portfolios, investment advisors, like Fidelity and FMR, have a duty to decide whether, in what amounts, and most pertinent, through which securities' brokers, to purchase or sell securities. Commissions and other execution costs paid by clients for the execution of these securities transactions can easily run into the tens of millions of dollars or more per year.

8. Concern over the execution costs of securities transactions (including the cost of market impact when using less than best execution) is not a trivial matter. Differences of even a few cents per share can quickly build to significant amounts when considering that advisers often trade in blocks of tens or hundreds of thousands of shares per transaction and may enter into a significant number of transactions each year.

9. As discussed below, given concerns regarding the cost of securities trading, transaction confirmations with executing brokers contain a "best execution" obligation. This obligation, forming a binding contract enforceable by Plaintiff and the Plaintiff class, required Fidelity and FMR to choose execution brokers on the basis of the most favorable practicable execution costs, taking into consideration the size of each transaction, the number of transactions per year, the market impact of the transaction, brokerage commissions, services provided by the broker, and other considerations. In this case, Fidelity and FMR had an obligation to fairly decide whether, in what amounts, and with what execution broker to enter into transactions in securities on behalf of their investors, like Plaintiff, but had an absolute duty to obtain "best execution."

10. Unfortunately, as described further below, Fidelity and FMR breached their "best execution" obligations.

IV. THE AGREEMENTS

11. Fidelity and FMR's securities transactions on behalf of their investors (like Plaintiff and the Plaintiff class), are confirmed by the executing brokers with standard forms of confirmation agreements (the "Agreements") that incorporate the rules of the self-regulatory agencies charged with regulating Fidelity, FMR, and the executing brokers.

12. Among the rules of the self-regulatory agencies charged with regulating Fidelity, FMR, and the executing brokers that are incorporated by reference in, and are a material provision of, the Agreements, is a requirement that Fidelity, FMR, and their executing brokers achieve "best execution" in entering into transactions on behalf of investors like Plaintiff and the Plaintiff class. A copy of the relevant NASD Rule and NYSE InformationMemo are attached as **Exhibits A** and **B**, respectively.

13. The Agreements constitute binding contracts between Fidelity and FMR on the one hand, and the executing broker on the other hand. The Agreements are standardized by industry practice and the rules of the self-regulatory agencies and are in all material respects substantially identical regardless of the transaction entered, the securities involved, the identity of the executing broker, or the investment portfolios on whose behalf Fidelity and FMR are acting.

14. In entering into the Agreements, Fidelity, FMR, and the executing brokers each had the intention that the Agreements protect and benefit Fidelity's and FMR's investors like Plaintiff and the Plaintiff class. In deciding to invest in portfolios managed by Fidelity and FMR, investors like Plaintiff and the Plaintiff class rely upon contractual and industry duties designed to protect their interests including the obligation of "best execution."

15. Accordingly, the investors like Plaintiff and the Plaintiff class, are intended third-party beneficiaries to the Agreements and are entitled to sue for breaches of the provisions of the Agreements.

V. THE JEFFRIES SCANDAL: STRIPPERS, BRIBES AND DWARF TOSSING

16. There are any number of securities brokers from which Fidelity and FMR could choose to execute transactions so long as they achieved "best execution."

17. Unfortunately, Fidelity and FMR were not guided by their "best execution" obligations. Rather, they became embroiled in a tawdry bribery scheme in which transactions were steered to brokers not on the basis of best execution but, instead, on the amount and number of unlawful "goodies" that the brokerage firms lavished on Fidelity and FMR securities' traders.

18. Between May 2002 and October 2004, Fidelity and FMR retained Jeffries & Co. ("Jeffries") as an executing broker in transactions made by Fidelity and FMR on behalf of investors like Plaintiff and the Plaintiff class. These transactions were confirmed by Jeffries in Agreements as those described above. Fidelity, FMR and Jeffries each had the intention that the Agreements protect and benefit Fidelity and FMR's investors like Plaintiff and the Plaintiff class. Pursuant to the Agreements, Fidelity, FMR and Jeffries had a contractual "best execution" obligation regarding transactions entered into by Fidelity and FMR on behalf of investors like Plaintiff and the Plaintiff class, for which Fidelity and FMR used Jeffries as the execution broker.

19. However, between 2002 and 2004, Jeffries lavished a number of "gifts" on Fidelity and FMR traders, including:

- $47,000 to fly one trader and his wife to St. Thomas, U.S. Virgin Islands;
- $70,000 to fly another trader to Los Angles for his honeymoon;

- $75,000, including limousine service, to fly two traders to a Miami bachelor party that included dwarf-tossing and ogling strippers;

- $225,000 for a four-day, three-person golf excursion to Las Vegas and Cabo San Lucas, including private plane flights and luxury hotel accommodations;

- $125,000 for a Super Bowl weekend for two;

- at least $334,000 for various private plane flights, mostly for weekend trips and vacations by traders; and

- $90,000 for tickets to the Wimbledon tennis tournament for one trader over three years.

20. It is little wonder that Jeffries' revenue from Fidelity and FMR for transactions executed on behalf of investors like Plaintiff and the Plaintiff class, ballooned from $1.7 million during the first six months of 2002 up to $24.5 million in business by September 2004.

21. Defendants knew that the practice of accepting such "gifts" in exchange for transaction execution business was improper and unlawful and contrary to their "best execution" obligations. Nonetheless, they knowingly entered into a common course of conduct whereby Fidelity and FMR directed securities transaction business to Jeffries based on payments and gifts to Fidelity and FMR traders, in breach and total disregard of their "best execution" obligations. At all times relevant, however, Plaintiff and the Plaintiff class were unaware of Defendants' wrongful conduct.

22. Defendants' wrongful conduct resulted in higher execution costs than would have been realized but for the breaches of their "best execution" obligations. In turn, these higher costs were ultimately borne by Fidelity and FMR investors, like Plaintiff and the Plaintiff class, causing them damage.

23. Acknowledging this breach of duty, on December 21, 2006, E.C. Johnson 3d, the Chairman of the Fidelity Board of Trustees, issued an open letter to the Fidelity shareholders,

explaining that Fidelity had agreed to pay the Fidelity mutual funds (to the benefit of the funds' current shareholders) $42 million plus interest to redress its "misconduct." A copy of the December 21, 2006 letter is attached as **Exhibit C**. The letter made no mention of compensation to the Fidelity mutual funds' former shareholders, who were injured as a result of Fidelity's breach of duty.

24. As intended third-party beneficiaries of the Agreements, Plaintiff and the Plaintiff class may sue for breaches of the Agreements including breaches of the obligation of best execution.

VI. CLASS ACTION ALLEGATIONS

25. Plaintiff restates the allegations of paragraphs 1 - 23, above as though herein set forth in full.

26. Plaintiff brings this case as a class action pursuant to Federal Rules of Civil Procedure, Rules 23(a) and 23(b)(3).

27. Plaintiff requests that the Court certify a class of all persons who were clients of Fidelity or FMR as investment advisers, or investors in portfolios managed by Fidelity or FMR, at any time between May 1, 2002 and October 31, 2004, but that subsequently liquidated their investments and/or terminated their management agreements with Defendants prior to December 21, 2006 and whose investment portfolios entered into at least one transaction in which Fidelity and FMR used Jeffries as the execution broker. The class excludes Defendants, their directors, officers, employees, and affiliates.

Rule 23(a)

28. The class is so numerous that joinder of all members is impracticable. More specifically, given the enormous size of Fidelity and FMR, and that they have clients nationwide, Plaintiff is informed and believes, and on that basis alleges, that the class includes thousands of members that are spread geographically throughout the United States.

29. There are questions of fact or law common to the class, including:

- Whether the Agreements imposed a "best execution" obligation;
- Whether Fidelity and FMR breached the Agreements; and
- Whether the class has been damaged by Defendants' conduct.

30. The claims or defenses of the representative party are typical of the claims or defenses of the class. There are no unique facts or circumstances applicable only to Plaintiff that are antagonistic to the interests of the rest of the class.

31. Plaintiff will fairly and adequately protect the interests of the class and has retained counsel competent and experienced in class action litigation.

Rule 23(b)(3)

32. The questions of law and fact common to the members of the class predominate over any questions affecting only individual members. Any differences in the amount of damages due individual class members is subject to a simple mathematical computation and will not predominate over the common issues of law and fact.

33. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The following considerations support the superiority of the class action device:

(a) The class includes members that may have relatively small amounts of damages which would not justify their prosecution of separate actions;

(b) There does not appear to be any litigation concerning this controversy already commenced by members of the class;

©) Concentrating this litigation in this forum is desirable because a substantial part of the events or omissions giving rise to Plaintiff's claims occurred in this district; and

(d) No difficulties will be encountered in managing these claims as a class action. The members of the class are readily definable and identifiable, and the prosecution of this class action will reduce the possibility of repetitious litigation.

COUNT I
BREACH OF CONTRACT

34. Plaintiff hereby restates the allegations of paragraphs 1-23, above, as though herein set forth in full.

35. Fidelity and FMR entered into the Agreements with Jeffries that imposed on them a contractual obligation to achieve "best execution" on transactions for investors like Plaintiff and the Plaintiff class.

36. Plaintiff and the Plaintiff class are intended third-party beneficiaries to the Agreements and are entitled to sue for breaches of the Agreements.

37. Fidelity and FMR breached their "best execution" obligations under the Agreements.

38. As a result of the breach, Plaintiff and the Plaintiff class were damaged by excess execution costs.

WHEREFORE, Plaintiff requests judgment against Defendants as follows:

A. Certifying this action as a class action and appointing Plaintiff as class representative and his counsel as class counsel;

B. Awarding Plaintiff and the Plaintiff class their damages caused by Defendants' conduct including pre-and post-judgment interest;

C. Awarding Plaintiff and the Plaintiff class the costs and expenses of pursuing this action;

D. Awarding attorney's fees to class counsel; and

E. Granting Plaintiff and the Plaintiff class such other relief as the Court deems just and proper.

Dated: August 20, 2007

Respectfully submitted,

By: <u>/s/ Steven A. Katz</u>
Steven A. Katz
Korein Tillery LLC
505 North Seventh Street, Suite 3600
St. Louis, MO 63101
(314) 241-4844 - Telephone
(314) 241-3525 - Facsimile

2320. Best Execution and Interpositioning

Amendments to this rule have been approved, but the effective date has not yet been announced. To view this version of the rule click the "Approved Rule Changes, Effective Date Pending" tab to the right.

(a) In any transaction for or with a customer or a customer of another broker-dealer, a member and persons associated with a member shall use reasonable diligence to ascertain the best market for the subject security and buy or sell in such market so that the resultant price to the customer is as favorable as possible under prevailing market conditions. Among the factors that will be considered in determining whether a member has used "reasonable diligence" are:

(1) the character of the market for the security, e.g., price, volatility, relative liquidity, and pressure on available communications;

(2) the size and type of transaction;

(3) the number of markets checked;

(4) accessability of the quotation; and

(5) the terms and conditions of the order which result in the transaction, as communicated to the member and persons associated with the member.

(b) In any transaction for or with a customer, no member or person associated with a member shall interject a third party between the member and the best available market except in cases where the member can demonstrate that to his knowledge at the time of the transaction the total cost or proceeds of the transaction, as confirmed to the member acting for or with the customer, was better than the prevailing inter-dealer market for the security. A member's obligations to his customer are generally not fulfilled when he channels transactions through another broker/dealer or some person in a similar position, unless he can show that by so doing he reduced the costs of the transactions to the customer.

(c) When a member cannot execute directly with a market maker but must employ a broker's broker or some other means in order to insure an execution advantageous to the customer, the burden of showing the acceptable circumstances for doing so is on the retail firm. Examples of acceptable circumstances are where a customer's order is "crossed" with another retail firm which has a corresponding order on the other side, or where the identity of the retail firm, if known, would likely cause undue price movements adversely affecting the cost or proceeds to the customer.

(d) Failure to maintain or adequately staff an over-the-counter order room or other department assigned to execute customers' orders cannot be considered justification for executing away from the best available market; nor can channeling orders through a third party as described above as reciprocation for service or business operate to relieve a member of his obligations. However, the channeling of customers' orders through a broker's broker or third party pursuant to established correspondent relationships under which executions are confirmed directly to the member acting as agent for the customer, such as where the third party gives up the name of the retail firm, are not prohibited if the cost of such service is not borne by the customer.

(e) A member through whom a retail order is channeled, as described above, and who knowingly is a party to an arrangement whereby the initiating member has not fulfilled his obligations under this Rule, will also be deemed to have violated this Rule.

(f) The obligations described in paragraphs (a) through (e) above exist not only where the member acts as agent for the account of his customer but also where retail transactions are executed as principal and contemporaneously offset. Such obligations do not relate to the reasonableness of commission rates, markups or markdowns which are governed by Rule 2440 and IM-2440.

(g)(1) Unless two or more priced quotations for a non-exchange-listed security (as defined in the Rule 6600 Series) are displayed in an inter-dealer quotation system that permits quotation updates on a real-time basis, in any transaction for or with a customer pertaining to the execution of an order in a non-exchange-listed security, a member or person associated with a member shall contact and obtain quotations from three dealers (or all dealers if three or less) to determine the best inter-dealer market for the subject security.

(2) Members that display priced quotations on a real-time basis for a non-exchange-listed security in two or more quotation mediums that permit quotation updates on a real-time basis must display the same priced quotations for the security in each medium.

(3) For purposes of this paragraph, the term "inter-dealer quotation system" means any system of general circulation to brokers or dealers that regularly disseminates quotations of identified brokers or dealers.

(4) For purposes of this paragraph, the term "quotation medium" means any inter-dealer quotation system or any publication or electronic communications network or other device that is used by brokers or dealers to make known to others

EXHIBIT A

their interest in transactions in any security, including offers to buy or sell at a stated price or otherwise, or invitations of offers to buy or sell.

(5) Pursuant to the Rule 9600 Series, the staff, for good cause shown, after taking into consideration all relevant factors, may exempt any transaction or classes of transactions, either unconditionally or on specified terms, from any or all of the provisions of this paragraph if it determines that such exemption is consistent with the purpose of this Rule, the protection of investors, and the public interest.

Amended by SR-NASD-2004-026 eff. Nov. 8, 2006.
Amended by SR-NASD-2005-087 eff. Aug. 1, 2006.
Amended by SR-NASD-2000-20 eff. Nov. 24, 2000.
Amended by SR-NASD-98-57 eff. March 26, 1999.
Amended by SR-NASD-97-42 eff. Oct. 22, 1997.
Amended by SR-NASD-87-55 eff. May 2, 1988.
Interpretation adopted eff. May 1, 1968.

Selected Notices to Members: 97-88, 99-16, 00-78, 06-58.

IM-2320. Interpretive Guidance with Respect to Best Execution Requirements

Rule 2320(a) requires, among other things, that a member or person associated with a member comply with Rule 2320(a) when customer orders are routed to it from another broker/dealer for execution. This Interpretive Material addresses certain interpretive questions concerning the applicability of the best execution rule.

The term "market" has been in the text of Rule 2320 since its adoption, but it is an undefined term. For the purposes of Rule 2320, the term "market" or "markets" is to be construed broadly and it encompasses a variety of different venues, including, but not limited to, market centers that are trading a particular security. This expansive interpretation is meant to both inform broker/dealers as to the breadth of the scope of venues that must be considered in the furtherance of their best execution obligations and to promote fair competition among broker/dealers, exchange markets, and markets other than exchange markets, as well as any other venue that may emerge, by not mandating that certain trading venues have less relevance than others in the course of determining a firm's best execution obligations.

Rule 2320(a)(4) provides that one of the factors used to determine if a member has used reasonable diligence in exercising best execution is the "location and accessibility to the customer's broker/dealer of primary markets and quotations sources." In the context of the debt market, this means that, when quotations are available, NASD will consider the "accessibility of such quotations" when examining whether a member has used reasonable diligence. For purposes of debt securities, the term "quotation" refers to either dollar (or other currency) pricing or yield pricing. NASD notes, however, that accessibility is only one of the non-exhaustive reasonable diligence factors set out in Rule 2320. In the absence of accessibility, members are not relieved from taking reasonable steps and employing their market expertise in achieving the best execution of customer orders.

Lastly, NASD is clarifying that a member's duty to provide best execution in any transaction "for or with a customer of another broker/dealer" does not apply in instances when another broker/dealer is simply executing a customer order against the member's quote. Stated in another manner, the duty to provide best execution to customer orders received from other broker/dealers arises only when an order is routed from the broker/dealer to the member for the purpose of order handling and execution. This clarification is intended to draw a distinction between those situations in which the member is acting solely as the buyer or seller in connection with orders presented by a broker/dealer against the member's quote, as opposed to those circumstances in which the member is accepting order flow from another broker/dealer for the purpose of facilitating the handling and execution of such orders.

Adopted by SR-NASD-2004-026 eff. Nov. 8, 2006.

Selected Notice to Member: 06-58.

Information Memo

Member Firm Regulation

New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005

NYSE

Number 97-8
February 5, 1997

ATTENTION: CHIEF EXECUTIVE OFFICER, MANAGING PARTNER, CHIEF OPERATIONS OFFICER, OPERATIONS PARTNER AND LEGAL AND COMPLIANCE DEPARTMENTS

TO: ALL MEMBERS AND MEMBER ORGANIZATIONS

SUBJECT: "BEST EXECUTION" OBLIGATIONS

The Securities and Exchange Commission in recent releases and as part of the Market 2000 study, has emphasized that it is the fiduciary responsibility of broker-dealers to seek the most favorable terms reasonably available under the circumstances in order to achieve the best execution for a customer's transaction.

The Commission has stated that this best execution obligation requires broker-dealers routing customer orders for execution to "periodically assess the quality of competing markets to assure that order flow is directed to markets providing the most beneficial terms for their customers' orders." Broker-dealers deciding where to route or execute customer orders in listed or OTC securities must carefully evaluate the extent to which this order flow would be afforded better terms if executed in a market or with a market maker offering price improvement opportunities.

In conducting an evaluation of internal order handling procedures, broker-dealers must regularly and rigorously examine execution quality (likely to be obtained) from the different markets or market makers trading a security. These evaluations should address the following items, as appropriate:

- Price improvement opportunities across markets
- Procedures for handling limit orders and likelihood of execution
- Accessability of competing systems and costs
- Confidentiality of trades
- Speed of execution
- Ability to handle orders of certain sizes

The SEC has requested that SROs include in their 1997 examination program a review of member organizations compliance with these requirements.

Information on the requirements of broker-dealers to perform reviews of its order routing decisions for "best execution" can be found in the SEC Market 2000 Study, SEC Release # 34-37619A ("Order Execution Obligations" September 12, 1996) and SEC Release #34-37046 ("CSE Approval Order" March 29, 1996).

Salvatore Pallante
Executive Vice President

EXHIBIT
B

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News Release Archive > Corporate >

News Release For Immediate Release

E.C. Johnson 3d Letter to Shareholders/Customers/Employees

December 21, 2006

An Open Letter from Edward C. Johnson 3d, Chairman of the Board of Trustees of the Fidelity Mutual Funds

Dear Shareholders, Customers, Clients and Employees:

More than two years ago, the NASD brought to our attention information that a number of our equity traders and supervisors had accepted lavish travel, entertainment, gifts and gratuities (TEGG) from broker-dealers who execute trades for the Fidelity mutual funds. We investigated these violations of our policies and as a result, we took action against these individuals. Some were fined, some have left the company, none who were involved in serious misconduct are associated any longer with equity trading at Fidelity. In addition, we enhanced appropriate policies, conducted extensive training and education, and added new management oversight of the equity trading operation.

Investigations also have been conducted by the Securities and Exchange Commission and NASD, as well as by the Independent Trustees of the Fidelity Funds. We have cooperated fully with all of these investigations.

Although this matter has not yet been resolved with the SEC and the NASD, the Independent Trustees' inquiry has been completed and we have reached agreement on a settlement of this matter that is discussed in a report issued by the Independent Trustees.

The report - which can be found on this Web site - states:

"The Independent Trustees believe that, in spite of the absence of proof that the (Fidelity) Funds experienced diminished execution quality as a result of traders' improper receipt of TEGG, the conduct at issue was serious (and) is worthy of redress..." The report also states: "... inadequate supervision and other shortcomings exposed the Funds to the potential risks of adverse publicity, loss of credibility with their principal regulators, and loss of Fund shareholders."

These are serious charges. On behalf of myself and Fidelity, I extend an apology for this improper behavior. In addition, although there was an absence of proof of diminished execution quality, there is no question that the Funds were put at potential risk, as identified in the Trustees' report. Therefore, I have agreed that Fidelity should pay a penalty set by the Trustees for this misbehavior and the company's failure to stop it.

Under the terms of the settlement with the Independent Trustees, Fidelity has made arrangements to pay $42 million plus interest to the Fidelity Mutual Funds based on an allocation formula to be agreed to with the Independent Trustees. Fidelity also has committed to make comparable distributions to institutional and other accounts it advises, and to pay the costs of the Independent Trustees' investigation. Fidelity has agreed further to continue the enhanced oversight of its traders and to carry on its work aimed at reducing trading costs as much as possible consistent with overall best execution.

We are continuing to work with the SEC to resolve this matter and are hopeful that our agreement with the Independent Trustees will provide a basis for that resolution.

We believe that under the leadership of first Marvin L. Mann, then Robert M. Gates and now Ned C. Lautenbach, the Independent Trustees have reached a reasonable and just resolution of this issue. We also appreciate the SEC's wisdom in permitting the Independent Trustees to complete their work in advance of the final resolution with the Commission.

EXHIBIT C

In closing, I again apologize for the misconduct that has occurred. This is not the Fidelity way, and I assure you that we have redoubled our efforts to improve all aspects of our business and to uphold our historical standards of honesty, integrity and ethical behavior.

Sincerely,

Edward C. Johnson 3d

Fidelity Investments

END